UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JUPITERMEDIA CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48207D101

(CUSIP Number)

Getty Images, Inc.

Attn: John Lapham

601 North 34th Street

Seattle, Washington 98103

(206) 925-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Kyle Krpata

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

December 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 48207D101		13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)		Getty Images, Inc. 98-0177556
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	14,212,177*
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		14,212,177*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		39.5%**
14	TYPE OF REPORTING PERSON:		CO

*

Beneficial ownership of the common stock, par value $0.01 per share (“Common Stock”), of Jupitermedia Corporation, a Delaware corporation (the “Company”), referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Support Agreements described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The reported beneficial ownership is comprised of 14,212,177 shares of Common Stock that are subject to the Support Agreements. Upon the exercise of any options to acquire shares of Common Stock by the parties to the Support Agreements, such shares of Common Stock acquired upon exercise thereof shall be included under the applicable Support Agreement and the reporting person may be deemed to have beneficial ownership of such Common Stock, if any.

**

The calculation of the percentage is based on 36,032,152 shares of Common Stock (less 65,000 shares of Common Stock held by the Company as treasury stock) issued and outstanding as of November 5, 2008, which number is reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”), which amends and restates in its entirety the Schedule 13D filed on November 3, 2008, is being filed on behalf of Getty Images, Inc., a Delaware corporation (“Getty Images”). This Amendment No. 1 relates to the common stock, par value $.01 per share (the “Common Stock”), of the Company which may be deemed to be beneficially owned by Getty Images. This Amendment No. 1 is being filed to report the acquisition of 1,305,100 additional shares of Common Stock through negotiated transactions by one or more Stockholders (as defined below) which thereby increased the Common Stock of which Getty Images may be deemed to have beneficial ownership pursuant to the Support Agreements.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the Common Stock of the Company. The Company’s principal executive offices are located at 23 Old Kings Highway South, Darien, Connecticut 06820.

Item 2.	Identity and Background.

(a) – (c) and (f)

This Amendment No. 1 is being filed by Getty Images, Inc. The principal business of Getty Images is creating and distributing still imagery, footage and multimedia products, as well as providing other forms of digital content, including music. Getty Images’ principal business and executive offices are located at 601 North 34th Street, Seattle, Washington 98103.

Schedule 1 attached to this Amendment No. 1, which is incorporated herein by reference, contains the following information concerning each director and executive officer of Getty Images: (i) the name and residence or business address, (ii) the present principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of Getty Images, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen other than Mr. Mark Getty, who is a citizen of Ireland, Mr. Jonathan Klein, who is a citizen of the United Kingdom, Mr. Nicholas Evans-Lombe, who is a citizen of the United Kingdom, Mr. Bruce Livingstone, who is a citizen of Canada, Mr. Adrian Murrell, who is a citizen of the United Kingdom, and Mr. Lee Martin, who is a citizen of the United Kingdom.

100% of the outstanding stock of Getty Images is owned by Abe Investment Holdings, Inc., a Delaware corporation (“Abe Investment Holdings”), the principal business of which is holding the stock of Getty Images. 100% of the outstanding stock of Abe Investment Holdings is owned by Abe Investment, L.P., a Delaware limited partnership (“Abe Investment”), the principal business of which is indirectly holding the stock of Getty Images. The sole general partner of Abe Investment is Abe GP LLC, a Delaware limited liability company, the principal business of which is acting as the general partner of Abe Investment. Hellman & Friedman Capital Partners VI, L.P., a Delaware limited partnership (“H&F Fund VI”), is the sole member of Abe GP LLC. H&F Fund VI, together with Hellman & Friedman Capital Partners VI (Parallel), L.P., a Delaware limited partnership (“H&F Parallel VI”), Hellman & Friedman Capital Executives VI, L.P., a Delaware limited partnership (“H&F Executives VI”), and Hellman & Friedman Capital Associates VI, L.P., a Delaware limited partnership (“H&F Associates VI” and, together with H&F Fund VI, H&F Parallel VI and H&F Executives VI, the “H&F Funds”), collectively own a majority of the limited partnership interests of Abe Investment. The general partner of each of the H&F Funds is Hellman & Friedman Investors VI, L.P., a Delaware limited partnership (“H&F Investors VI”), the principal business of which is serving as the general partner of the H&F Funds and related private equity funds. The sole general partner of H&F Investors VI is Hellman & Friedman LLC, a Delaware limited liability company (“H&F”). The H&F Funds are private equity funds sponsored by H&F, which is a private equity firm. The members of H&F are set forth on Schedule 2 attached to this Amendment No. 1 and incorporated herein by reference. Abe Investment Holdings, Abe Investment and Abe GP LLC are collectively referred to herein as the “Abe Entities” and the H&F Funds, together with H&F Investors VI and H&F, are collectively referred to herein as the “H&F Entities.” Abe Investment’s, Abe GP LLC’s and the H&F Entities’ principal business and executive offices are located at c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California 94111. Abe Investment Holdings’ principal business and executive offices are located at c/o Getty Images, 601 North 34th Street, Seattle, Washington 98103.

Schedule 2 attached to this Amendment No. 1, which is incorporated herein by reference, contains the following information concerning each director, member and executive officer, as and if applicable, of each Abe Entity and H&F Entity: (i) the name and residence or business address, (ii) the present principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of Getty Images, each of the persons named on Schedule 2 (the “Schedule 2 Persons”) is a United States citizen other than Mr. Mark Getty, who is a citizen of Ireland, Mr. Jonathan Klein, who is a citizen of the United Kingdom, and Mr. Nicholas Evans-Lombe, who is a citizen of the United Kingdom.

(d) and (e)

During the last five years, neither Getty Images, the Abe Entities, H&F Entities nor, to the knowledge of Getty Images, any of the Schedule 1 Persons or the Schedule 2 Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the Purchase Agreement described in Item 4, as a condition to the willingness of Getty Images to enter into the Purchase Agreement, and as an inducement and in consideration therefor, Getty Images entered into Support Agreements (each, a “Support Agreement,” and collectively, the “Support Agreements”) with each of Alan M. Meckler, Christopher S. Cardell, William A. Shutzer, Ellen Meckler, Meckler Foundation Inc., Alan M. Meckler 2008 Grantor Retained Annuity Trust, The Naomi A. Meckler Trust, The Catherine S. Meckler Trust, The Caroline J. Meckler Trust, the John M. Meckler Trust, Herman Meckler Family Trust #1 and Herman Meckler Family Trust #2 (each, a “Stockholder,” and collectively, the “Stockholders”). By reason of Getty Images’ entering into the Support Agreements with the Stockholders, and by reason of the irrevocable proxy contained therein, Getty Images as well as the Abe Entities and the H&F Entities may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of the Support Agreements. The transactions contemplated by the Support Agreements do not require the expenditure of any funds. Getty Images anticipates that it will fund the transactions contemplated by the Purchase Agreement with cash on hand on the closing date. For a more detailed description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of the Transaction.

Purchase Agreement

On October 22, 2008, Getty Images entered into a Stock Purchase Agreement (the “Purchase

Agreement”) with the Company, which provides that, subject to certain conditions set forth therein, Getty Images will acquire from the Company all of the outstanding shares of capital stock of Jupiterimages Corporation, an Arizona corporation and a wholly owned subsidiary of the Company (“Jupiterimages”).

On the closing date of the transactions contemplated by the Purchase Agreement, the Company will sell to Getty Images, and Getty Images will purchase from the Company, all of the outstanding shares of capital stock of Jupiterimages and Jupiterimages will become a wholly owned subsidiary of Getty Images.

To the knowledge of Getty Images, following the consummation of the transactions contemplated by the Purchase Agreement, the Company intends that the Common Stock will continue to be listed on the NASDAQ Global Select Market.

Support Agreements

As noted in Item 3 above, in connection with the Purchase Agreement, as a condition to the willingness of Getty Images to enter into the Purchase Agreement, and as an inducement and in consideration therefor, Getty Images entered into the Support Agreements with the Stockholders. Pursuant to its respective Support Agreement, each Stockholder has agreed at any meeting of the stockholders of the Company, and at any adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, to vote all shares of Common Stock beneficially owned by the Stockholder (or to cause them to be voted) or (as appropriate) execute written consents in respect thereof (i) in favor of the approval of the Purchase Agreement and the transactions contemplated thereby, (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Purchase Agreement, (iii) against any third party acquisition proposal and (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the Company’s organizational documents or the organizational documents of Jupiterimages or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the transactions contemplated by the Purchase Agreement. The Support Agreements shall terminate automatically on the first to occur of (i) the termination of the Purchase Agreement in accordance with its terms and (ii) the closing of the transactions contemplated by the Purchase Agreement.

Pursuant to its respective Support Agreement, each Stockholder irrevocably appointed each executive officer of Getty Images as the Stockholder’s attorney-in-fact and proxy, with full power of substitution, to vote, express consent or dissent or otherwise utilize such voting power in the manner contemplated by the Support Agreement with respect to such Stockholder’s shares at every meeting of the stockholders of the Company, and in every written consent in lieu of any such meeting, to the extent described above.

Other than as described above, Getty Images has no plans or proposals which relate to, or may result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The summaries of the Purchase Agreement and the Support Agreements contained in this Item 4 are qualified in their entirety by reference to the Purchase Agreement and the Support Agreements, each of which is incorporated herein by reference. A copy of the Purchase Agreement was filed with the Securities and Exchange Commission on October 23, 2008, as Exhibit 2.1, to the Company’s Current Report on Form 8-K. A copy of the form of Support Agreement was filed with the Securities and Exchange commission on November 3, 2008, as Exhibit B, to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)         Pursuant to the Support Agreements, Getty Images as well as the Abe Entities and H&F Entities may be deemed to beneficially own 14,212,177 shares of Common Stock (4,100 of which were acquired by certain Stockholders on December 10, 2008, 1,201,000 of which were acquired by certain Stockholders on December 11, 2008 and 100,000 of which were acquired by certain Stockholders on January 6, 2009), which represents 39.5% of the beneficial ownership of the Company, which is calculated based on a total of 36,032,152 shares of Common Stock (less 65,000 shares of Common Stock held by the Company as treasury stock) issued and outstanding as of November 5, 2008, which number is reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008. Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by either Getty Images or the Abe Entities or the H&F Entities that they are, or any of them is, the beneficial owner of any Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)        Pursuant to the Support Agreements and the limited proxies granted therein, Getty Images as well as the Abe Entities and the H&F Entities may be deemed to have shared power to vote 14,212,177 shares of Common Stock held beneficially by the Stockholders.

(c)         None of Getty Images, the Abe Entities or the H&F Entities or, to the knowledge of Getty Images, any of the Schedule 1 Persons or the Schedule 2 Persons, has effected any transaction in the Common Stock during the past sixty (60) days.

(d)        The Stockholders are the record owners of the shares of Common Stock covered by the Support Agreements that Getty Images as well as the Abe Entities and the H&F Entities may be deemed to beneficially own. Each Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by his respective Support Agreement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the arrangements described in Items 3, 4 or 5 of this Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Getty Images, the Abe Entities or the H&F Entities or, to the knowledge of Getty Images, any of the Schedule 1 Persons or the Schedule 2 Persons and any other person, with respect to any securities of the Company, including, without limitation, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to be Filed as Exhibits.

Exhibit A

Stock Purchase Agreement, dated as of October 22, 2008 by and between Jupitermedia Corporation and Getty Images, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 23, 2008)

Exhibit B	Form of Support Agreement (incorporated by reference to Exhibit B to the Schedule 13D, as filed with the Securities and Exchange Commission on November 3, 2008)

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated: January 8, 2009

GETTY IMAGES, INC.

By:	/s/ John Lapham
Name:	John Lapham
Title:	Senior Vice President and General Counsel

SCHEDULE 1

Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted of each director and executive officer of Getty Images. Unless otherwise indicated, the business address of each person listed below is 601 North 34th Street, Seattle, Washington 98103.

Directors
Name	Present Principal Occupation or Employment
Mark Getty	Chairman of the Board of Abe Investment and director of certain of its subsidiaries; Chairman of the Board of Getty Investments L.L.C. (1)
C. Andrew Ballard	Managing Director of H&F (2)
Benjamin A. Farkas	Principal of H&F (3)
Jonathan Klein	Director of Abe Investment and certain of its subsidiaries; Chief Executive Officer of Getty Images
Brian M. Powers	Chief Executive Officer of H&F (2)

Executive Officers (Who Are Not Directors)
Name	Title and Present Principal Occupation or Employment
Jeffrey Beyle	Senior Vice President, Business Development and Sales, Asia Pacific and Emerging Markets of Getty Images
Lisa Calvert	Senior Vice President, Human Resources and Facilities of Getty Images
Jeffrey Dunn	Senior Vice President, Finance of Getty Images
Nicholas Evans-Lombe	Chief Operating Officer of Getty Images
James Gurke	Senior Vice President, Marketing of Getty Images
Steve Heck	Senior Vice President, Technology of Getty Images
John Lapham	Senior Vice President, General Counsel of Getty Images
Bruce Livingstone	Senior Vice President, Consumer Market of Getty Images
Lee Martin	Senior Vice President, Sales Europe of Getty Images
Adrian Murrell	Senior Vice President, Editorial Imagery of Getty Images
Thomas Oberdorf	Senior Vice President, Special Projects of Getty Images
Michael Teaster	Senior Vice President, Sales North America of Getty Images

(1)	Getty Investments L.L.C. is engaged in the ownership of common stock of Getty Images. The principal address of Getty Investments L.L.C. is 5390 Kietzke Lane, Suite 202, Reno, Nevada 89511.
(2)	The principal address of H&F and the business address of Messrs. Ballard and Powers is One Maritime Plaza, 12th Floor, San Francisco, California 94111.
(3)	The business address of Mr. Farkas is c/o Hellman & Friedman LLC, 390 Park Avenue, 21st Floor, New York, New York 10022.

SCHEDULE 2

Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted of each director, member and executive officer of each Abe Entity and H&F Entity not already provided in Item 2 of the Schedule 13D. The principal occupation or employment and business address for Messrs. Getty, Klein, Dunn, Evans-Lombe and John Lapham are set forth in Schedule 1 and incorporated herein by reference. Except as described above or as otherwise indicated below, the business address of each person listed below and of each of the H&F Entities, Abe Investment and the Abe GP LLC is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California 94111. The business address of Abe Investment Holdings is c/o Getty Images, 601 North 34th Street, Seattle, Washington 98103

ABE INVESTMENT HOLDINGS, INC.

Directors
Name
C. Andrew Ballard
Benjamin A. Farkas (1)
Mark Getty
Jonathan Klein
Brian M. Powers

Executive Officers
Name	Title
Jonathan Klein	Chief Executive Officer and President
Jeffrey Dunn	Treasurer
Nicholas Evans-Lombe	Chief Operating Officer
John Lapham	Vice President and Secretary

(1)

The principal occupation or employment of Mr. Farkas is Principal in the New York office of H&F. The business address of Mr. Farkas is c/o Hellman & Friedman LLC, 390 Park Avenue, 21st Floor, New York, New York 10022.

ABE INVESTMENT, L.P.

Directors
Name
Mark Getty
C. Andrew Ballard
Benjamin A. Farkas (1)
Jonathan Klein

Directors
Name
Brian M. Powers

Executive Officers
Name	Title
Jonathan Klein	Chief Executive Officer and President
Jeffrey Dunn	Treasurer
Nicholas Evans-Lombe	Chief Operating Officer
John Lapham	Vice President and Secretary

(1)	The business address of Mr. Farkas is c/o Hellman & Friedman LLC, 390 Park Avenue, 21st Floor, New York, New York 10022.

HELLMAN & FRIEDMAN LLC

Members
Name	Present Principal Occupation or Employment
F. Warren Hellman	Chairman of H&F
Brian M. Powers	Chief Executive Officer of H&F
Philip U. Hammarskjold	Managing Director of H&F
Patrick J. Healy (1)	Managing Director of H&F
Thomas F. Steyer (2)	Co-Managing Partner of Farallon Capital Management, L.L.C.
C. Andrew Ballard	Managing Director of H&F
Jeffrey A. Goldstein (3)	Managing Director of H&F
Robert B. Henske	Managing Director of H&F
Georgia Lee	Managing Director and Chief Financial Officer of H&F
Erik D. Ragatz	Managing Director of H&F
Allen R. Thorpe (3)	Managing Director of H&F
David R. Tunnell	Managing Director of H&F
Frank G. Zarb (3)	Managing Director of H&F

(1)	The business address of Mr. Healy is c/o Hellman & Friedman LLP, Millbank Tower, 30th Floor, 21-24 Millbank, London, SW1P 4QP, United Kingdom.
(2)	The business address of Mr. Steyer is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, 21st Floor, San Francisco, California 94111.
(3)	The business address of Messrs. Goldstein, Thorpe and Zarb is c/o Hellman & Friedman LLC, 390 Park Avenue, 21st Floor, New York, New York 10022.